

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 10, 2016

<u>Via E-mail</u>
Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, California 92660

      Re: William Lyon Homes
                  Form 10-K for the Year Ended December 31, 2015
                  Filed March 11, 2016
                  Form 10-Q for the Quarter Ended June 30, 2016
                  Filed August 8, 2016
                  File No. 1-31625

Dear Mr. Severn:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, Page 41</u>

1.   Please disclose the cancellation rate by reportable segment for each period presented to allow an investor to better evaluate your net new home orders by reportable segment.

2.   We note from your disclosure on page 14 that the 20% cancellation rate in 2015 includes cancellations both from the company and your joint ventures' projects. Please separately provide the rates for the company and your joint ventures if they are materially different.

3.   You disclose on page 61 that slowing sales absorption rates is a key indicator of real estate inventory impairment. If this is a material measure utilized by management, please consider (i) disclosing how you calculate your sales absorption rates; and (ii) disclosing absorption rates by reportable segment with a discussion of reasons for changes in these rates from period to period.

Financial Conditions and Liquidity, Page 54

Revolving Lines of Credit, page 57

4.   You disclose on page 30 of your filing that the maximum leverage ratio under your Revolving Credit Facility was 65% at December 31, 2015 and will decrease to 60% at September 30, 2016. You further disclose that your leverage ratio was 64% at December 31, 2015. Please expand your disclosure to address (i) the steps you are taking to avoid a breach of this covenant; (ii) the impact or reasonably likely impact of a breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition or operating performance; and (iii) alternate sources of funding to pay off resulting obligations or replace funding. Please also address the need to disclose the required and actual ratio of this debt covenant as well as any other material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Form 10-Q for the Quarter Ended June 30, 2016

General

5.   To the extent applicable, please address the above comments in your interim reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revolving Lines of Credit, page 43

6.   We note that on July 1, 2016 you entered into an amendment and restatement of your revolving credit agreement (Second Amended Facility). Please expand your disclosures to clarify whether this amendment revised your maximum leverage ratio or any of your other financial covenants.

7.   Please disclose whether you were in compliance with all of the financial covenants under the Amended Facility that was in place at June 30, 2016. In this regard, while we note your disclosure that the Company was in compliance with all covenants under the Amended Facility as of June 30, 2016, we note that you defined the Amended Facility as both the Second Amended Facility and the Amended Facility that was in place at June 30, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: Jason R. Liljestrom
      General Counsel and Corporate Secretary
      William Lyon Homes